ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

1 June, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests dated 01 June 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

dlw 6/15

RECEIVED
2004 JUN 14 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

Following the approval of the Bonus Share Plan (the"BSP") by shareholders at the Annual General Meeting held on 21 April 2004 and as provided for in the Remuneration Report (also approved by shareholders) contained in the 2003 annual report, the Company announces that on 28 May 2004, the following awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") were made for nil consideration pursuant to the BSP. The awards were based on a share price of £11.36 per Share, being the average market price per Share in the five business days immediately preceding the award. In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company awarded, on Friday 28 May 2004, the maximum number of Shares under the BSP specified below, conditional on continued employment until 31 December 2006:

Director	Shares
Mr B E Davison	12,705
Mr A W Lea	16,914
Mr A J Trahar	49,570

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company also awarded, on Friday 28 May 2004, the number of enhancement Shares specified below, conditional upon the attainment of a stretching earnings per share performance condition during a three-year performance period ending on 31 December 2006:

Director	Shares
Mr B E Davison	9,529
Mr A W Lea	12,686
Mr A J Trahar	37,178

N Jordan
Company Secretary
1 June 2004

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

Following the approval of the Bonus Share Plan (the"BSP") by shareholders at the Annual General Meeting held on 21 April 2004 and as provided for in the Remuneration Report (also approved by shareholders) contained in the 2003 annual report, the Company announces that on 28 May 2004, the following awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") were made for nil consideration pursuant to the BSP. The awards were based on a share price of £11.36 per Share, being the average market price per Share in the five business days immediately preceding the award. In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company awarded, on Friday 28 May 2004, the maximum number of Shares under the BSP specified below, conditional on continued employment until 31 December 2006:

Director	**Shares**
Mr B E Davison	12,705
Mr A W Lea	16,914
Mr A J Trahar	49,570

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company also awarded, on Friday 28 May 2004, the number of enhancement Shares specified below, conditional upon the attainment of a stretching earnings per share performance condition during a three-year performance period ending on 31 December 2006:

Director	**Shares**
Mr B E Davison	9,529
Mr A W Lea	12,686
Mr A J Trahar	37,178

N Jordan
Company Secretary
1 June 2004

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

Following the approval of the Bonus Share Plan (the"BSP") by shareholders at the Annual General Meeting held on 21 April 2004 and as provided for in the Remuneration Report (also approved by shareholders) contained in the 2003 annual report, the Company announces that on 28 May 2004, the following awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") were made for nil consideration pursuant to the BSP. The awards were based on a share price of £11.36 per Share, being the average market price per Share in the five business days immediately preceding the award. In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company awarded, on Friday 28 May 2004, the maximum number of Shares under the BSP specified below, conditional on continued employment until 31 December 2006:

Director	**Shares**
Mr B E Davison	12,705
Mr A W Lea	16,914
Mr A J Trahar	49,570

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company also awarded, on Friday 28 May 2004, the number of enhancement Shares specified below, conditional upon the attainment of a stretching earnings per share performance condition during a three-year performance period ending on 31 December 2006:

Director	**Shares**
Mr B E Davison	9,529
Mr A W Lea	12,686
Mr A J Trahar	37,178

N Jordan
Company Secretary
1 June 2004

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

Following the approval of the Bonus Share Plan (the"BSP") by shareholders at the Annual General Meeting held on 21 April 2004 and as provided for in the Remuneration Report (also approved by shareholders) contained in the 2003 annual report, the Company announces that on 28 May 2004, the following awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") were made for nil consideration pursuant to the BSP. The awards were based on a share price of £11.36 per Share, being the average market price per Share in the five business days immediately preceding the award. In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company awarded, on Friday 28 May 2004, the maximum number of Shares under the BSP specified below, conditional on continued employment until 31 December 2006:

Director	**Shares**
Mr B E Davison	12,705
Mr A W Lea	16,914
Mr A J Trahar	49,570

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company also awarded, on Friday 28 May 2004, the number of enhancement Shares specified below, conditional upon the attainment of a stretching earnings per share performance condition during a three-year performance period ending on 31 December 2006:

Director	**Shares**
Mr B E Davison	9,529
Mr A W Lea	12,686
Mr A J Trahar	37,178

N Jordan
Company Secretary
1 June 2004

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

Following the approval of the Bonus Share Plan (the"BSP") by shareholders at the Annual General Meeting held on 21 April 2004 and as provided for in the Remuneration Report (also approved by shareholders) contained in the 2003 annual report, the Company announces that on 28 May 2004, the following awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") were made for nil consideration pursuant to the BSP. The awards were based on a share price of £11.36 per Share, being the average market price per Share in the five business days immediately preceding the award. In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company awarded, on Friday 28 May 2004, the maximum number of Shares under the BSP specified below, conditional on continued employment until 31 December 2006:

Director	**Shares**
Mr B E Davison	12,705
Mr A W Lea	16,914
Mr A J Trahar	49,570

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company also awarded, on Friday 28 May 2004, the number of enhancement Shares specified below, conditional upon the attainment of a stretching earnings per share performance condition during a three-year performance period ending on 31 December 2006:

Director	**Shares**
Mr B E Davison	9,529
Mr A W Lea	12,686
Mr A J Trahar	37,178

N Jordan
Company Secretary
1 June 2004